January 28, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street Northeast
Washington, DC 20549

Attn:	Patrick Gilmore, Accounting Branch Chief

Re:	Allot Communications Ltd.

Dear Mr. Gilmore:

On behalf of our client, Allot Communications Ltd., an Israeli company (the “Company”), please find set forth below for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s responses to the Staff’s comment letter dated January 22, 2013 (the “Comment Letter”) with respect to the above-referenced filings of the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response. The information included herein has been provided to us by management of the Company.

Form 20-F for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 13: Taxes on Income, page F-38

1. In your response to prior comment 7 you indicate that the $5,419 thousand increase in the deferred tax asset and corresponding increase in the valuation allowance should have been presented on a net basis in the same line item. Please tell us what consideration was given to the separately presenting the impact of the valuation allowance in the reconciliation. Please refer to ASC 740-10-50-6.

Securities and Exchange Commission

January 28, 2013

Response:

The Company will revise in its next Form 20-F filing the theoretical to actual tax reconciliation for the year ended December 31, 2011 in the manner set forth in Annex A hereto to present the increase of $5,419 in the deferred tax asset and the corresponding increase in the valuation allowance in separate line items to comply with the disclosure requirements of ASC 740-10-50-6.

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Nachum Falek, Chief Financial Officer, Allot Communications Ltd. Itamar Rosen, General Counsel, Allot Communications Ltd.

Annex A

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

Year Ended December 31, 2011
Income (loss) before taxes on income	$8,754
Theoretical tax expense (benefit) computed at the Israeli statutory tax rate (24%, 25% and 26% for the years 2011, 2010 and 2009, respectively)	2,101
Utilization of losses and temporary differences in respect of which a valuation allowance was recorded	(4,328)
Increase in losses and temporary differences due to increase in Israeli corporate tax rates	5,419
Increase in valuation allowance related to losses and temporary differences due to Israeli corporate tax rates	(5,419)
Taxes with respect to prior years	(84)
Change in expense associated with tax positions for current year	—
Impairment (recording) of withholding tax asset	221
Non-deductible expenses and other	(27)
Non-deductible share-based compensation expenses	541
Exchange rate differences	1,521
Actual tax expenses (benefit)	$(55)